UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Material Fact

Bradesco and Banco do Brasil sign a Memorandum of Understanding regarding the launch of a Brazilian brand and integration of part of their credit cards operations

Pursuant to paragraph 4 of article 157 of Law # 6404 of December 15, 1976 (Corporation Law) and CVM Instruction # 358 of January 3, 2002, Banco Bradesco S.A. and Banco do Brasil S.A. (“Banks”) hereby announce that, on this date, they signed a non-binding memorandum of understanding for the preparation of a business model, involving:

  the integration of part of their card operations;
  the launch of a Brazilian brand of credit, debit and pre-paid cards for account-holders and non-account-holders;
  the joint creation of new businesses for private label cards (cards offered to non-account-holder clients through partner merchants);
  the creation of a company to sell cards to certain determined groups of non-account-holder clients;
  the transfer of shareholdings retained by both institutions or their subsidiaries in CBSS S.A., to a new company to be created.

The Banks are studying the possibility of transferring their interests in Cielo S.A. to the new company to be created, while observing the interests of the shareholders, the requirements of the BM&FBOVESPA’s Novo Mercado listing rules and the company’s' bylaws.

If the operation is concluded, the Banks intend to set up a “Holding” company which will integrate and manage the businesses listed above.

In addition to generating gains in synergy, the “Holding” company is also intended to structure new private label businesses, other similar businesses and construct a business model that will permit the offer of branded cards on a nationwide basis.

The conclusion of the operation is subject to technical, legal and financial studies, the satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements.

Additional information will be disclosed to the market opportunely, in line with the progress of the negotiations.

São Paulo, SP, April 27, 2010

Banco do Brasil S.A.	Banco Bradesco S.A.
Ivan de Souza Monteiro	Domingos Figueiredo de Abreu
Vice-President of Finance, Capital	Executive Vice-President and
Market and Investor Relations	Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.